Filed by: American General Corporation
                              Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: American General Corporation Commission File No: 001-07981





     Prudential plc and American General Corporation (the "Company") have filed a preliminary proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.: (713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders. The directors and executive officers of the Company include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael
J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John
A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of the Company beneficially owned approximately 2% of the outstanding shares of the Company's common stock. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.





                        AMERICAN GENERAL CORPORATION

                          Moderator: Robert Devlin
                               April 25, 2001
                                10:00 am CT


Operator:         Ladies and gentlemen, thank you for standing by. Welcome
                  to the American General's First Quarter 2001 Earnings
                  Conference Call. It is Wednesday, April 25th of 2001. All lines have been placed on mute to prevent any background noise. After Mr. Devlin's remarks, there will be a question and answer session. If you would like to ask a question during this time, please press the one on your touch tone phone. Questions will be taken in the order they are received, and if you would like to withdraw your question at any time, please press the pound key on your touch tone phone. As a reminder, this conference is being recorded and I would now like to turn the conference over to Ken Brause, vice president, investor relations.
                  Please, go ahead, sir.

Ken Brause:       Thank you, Athena. Good morning and welcome to
                  American General's First Quarter Earnings Conference
                  Call. In today's conference call, certain forward looking statements may be made concerning the performance of American General. These statements are projections and the actual results may differ. In this regard, you should consult the company's press releases and public filings as to the discussion of certain factors that could affect future performance. As already mentioned, the question and answer session will follow Bob's opening remarks. In order to allow as many participants as possible to ask questions, I would ask that you limit yourself to no more than one question and a follow up. And thank you in advance for your cooperation. I would now like to turn the call over to Bob Devlin, chairman and CEO.

Robert Devlin:    Thanks, Ken, and good morning and welcome to our First
                  Quarter Earnings Conference Call. With me today are our usual key people with the executive management committee, John Graf, Rod Martin, Rick Geissinger, Richard Scott, and Nick Rasmussen, and also David Entrekin. Well, I know many of you would like to talk about our merger agreement with Prudential PLC and recent - (technical difficulty)

Operator:         Ladies and gentlemen, the line has
                  disconnected. We will reconnect you with the host momentarily. Please continue to stand by. (Pause) Mr.
                  Devlin, please proceed.

Robert Devlin:    Well, thanks to all of you for listening here. That
                  concludes our conference call for today. (laughter) I don't know what happened, but we did get disconnected.
                  But let me backtrack. As I said, I'm sure you would like to talk about our merger agreement with Prudential plc and the recent offer from AIG, but what we're focusing on today is our excellent first quarter results, and I'm sure you can appreciate that our current status precludes us from discussing these matters beyond what has previously been stated in our press releases. We did have an excellent start to this year. Operating earnings per share were $0.69 in line with consensus and an increase of 11% from last year. Our return on equity was 17.2%, well above our 16% target and up from 16.1% last year.
                  And we ended the quarter with total assets of $124 billion. We are particularly pleased with our performance this quarter, given some of the challenges in the operating environment, most notably the poor performance of the equity markets. Our results reflect solid contributions from each of our businesses and demonstrate the benefits of our balance mix of businesses and leading market positions. The breadth of our product portfolio and distribution platforms enables us to provide financial solutions to our customers as their needs and preferences change. We were able to benefit from an increased demand for fixed crediting rate products as demand for some equity products declined. For instance, net annuity flows in the quarter were $1.5 billion, an increase of more than 45% from both the fourth quarter and the first quarter of last year. This strong performance reflects the rapid growth of fixed annuity products. The steady nature of our tax qualified retirement annuity business and continued excellent persistency. Market depreciation in the first quarter resulted in a reduction in the value of our separate accounts of almost $4 billion, which had a direct impact on fees. However, interest rate changes, specifically lower short-term rates and a steeper yield curve have created a much more favorable environment for the sale of fixed annuities, particularly at banks. In addition, lower short-term rates helped reduce our borrowing costs, both within our consumer lending business and for the corporate operations.

                  Total revenues and deposits were $5.8 billion in the quarter, an increase of 5% from the prior year period. And improvements in the operating efficiency of all of our businesses were demonstrated by a 4% decline in total operating expenses as compared to the first quarter of last year. Assets under management increased to $116 billion, despite the negative market value changes in separate accounts over the past 12 months. Asset supporting general account products grew 8%. Finance receivables were up 6%. And we had a nearly 40% increase in mutual funds and other third-party assets under management which now total almost $7 billion.

                  Total corporate capitalization increased 6% from a year ago to almost $14 billion. We remain proud of our disciplined approach to capital management. While our share repurchase activity was restricted during parts of this quarter, we did repurchase 1.7 million common shares for a total cost of $63 million and ended the quarter right at our capitalization targets of 60% common equity, 15% preferred equity, and 25% debt. As you know, we have a 12 to 14% operating earnings per share growth objective. This range has been established based upon expectations for internal growth, share repurchase, and market conditions. Obviously, market conditions are something we cannot control. However, we remain confident we can achieve this objective this year and over the long term. We strongly believe that the diversity of our businesses and the stability of our premium and deposit flows will continue to differentiate us from our peers.

                  Now, I'd like to turn to each one of our key businesses. Asset Accumulation. Our asset accumulation division, which includes our retirement services and investment management activities, had a strong first quarter. Division earnings increased 13% to $183 million and return on equity was 16.4%, despite the impact that the weak equity market had on the value of our separate accounts and related fees. We have said for some time that the characteristics of our two annuity franchises - VALIC in the tax-qualified group retirement market and American General Annuity in the sale of nonqualified annuities, primarily through banks - would generate stable earnings in any economic environment and our results this quarter demonstrate this fact. This stability is perhaps best illustrated by the division's net annuity flow - deposit plus surrenders and withdrawals - which totaled $1.5 billion and was up - repeat, up 52% from the first quarter of last year and a similar amount from the fourth quarter.

                  Deposit activity remains strong. Premium and deposits grew 13% for the quarter to $2.8 billion, including $225 million of mutual fund deposits. In fact, deposits have exceeded $2 billion per quarter for the past eight quarters. Growth this quarter reflects particularly strong sales of non-qualified fixed annuities, which grew 36% from the first quarter last year to $1.4 billion. And just to reiterate, when we purchased Western National, now American General Annuity, in 1997, when Western National surpassed our good competitor to be the number one provider of fixed annuities through banks for the entire year in 1997, Western National did $1.2 billion, and in this quarter, we did $1.4 billion. While a more positively sloped yield curve and difficult equity markets created a favorable environment for fixed annuity sales, our strong results reflect our leading position distributing proprietary annuities through banks. We had strong production both from many of our established relationships as well as some of the newer ones such as Huntington Bancshares and BB&T. During the quarter, we added 26 new financial institution partners bringing the total now to 362.

                  Tax qualified deposits remained steady at $1.2 billion. The composition of those deposits, however, reflects a greater proportion of deposits directed towards fixed rather than variable options. In addition, there were fewer large group case transfers in the current quarter, particularly compared to last year when we received deposits from the City of San Diego case. Flow premiums, which accounted for 70% of the total deposits at VALIC this quarter, increased 9% from a year ago. Our financial advisors continue to make progress in selling a broader range of products to their customers. For example, life insurance applications increased 18% from the fourth quarter of last year and collected premiums, while still modest, increased nearly fivefold from the first quarter of last year.

                  We were pleased with the level of mutual fund deposits given the state of the equity markets and industry trends. Deposits this quarter totaled $225 million, which does not include $50 million of sales of nonproprietary funds by our financial advisors. Retail mutual fund deposits increased 26% from the first quarter of last year and represented approximately 40% of the total. Group mutual fund deposits were down from the first quarter last year, which included over $100 million from the City of San Diego. Surrender activity this quarter improved across the board. And I'd like to point out that while the variable surrender ratio increased, it did so only because of the lower separate account balances caused by market depreciation. Surrenders, in fact, declined. In addition to some help from the market conditions, we were seeing the benefits from programs we introduced last year, including the MVA options in our tax qualified business and conservation programs with our bank partners.

                  Now turning to financial services and life insurance. The results of our life insurance unit continue to reflect the benefits of our broad product portfolio and multiple distribution channels and continued operating efficiencies. Operating earnings grew 6% to $198 million consistent with our growth target. Insurance in force grew by 5% to almost $400 billion, and operating expenses declined by 3% to $161 million. The impact of the changing environment was also evident in the results of the life insurance business this quarter. Net investment income from investment supporting the general account grew modestly reflecting the eight basis points improvement in the fixed investment spread that resulted from a higher portfolio yield and effective management of crediting rates. On the other hand, lower premiums and deposits of variable annuities offset growth from the core insurance products sold through our independent distribution channel. And while we are very pleased with the progress we have made transforming our career agent channel, a process we began during the middle of last year, premiums from this channel are consistent with the more stream- lined agent force in our revised product portfolio.

                  Sales continue to benefit from our multiple distribution channels and broad product portfolio. As you know, we have placed considerable emphasis on building our relationships with the broad range of independent distributors, such as producer groups, marketing groups, and life brokerage agencies. We were very pleased with our results this quarter as sales of life insurance products sold through these channels increased 15%, driven by particularly strong sales of both Universal Life and variable products to a more flowing customer base. Sales of both of these important products grew by 25% and 33%, respectively, compared to the first quarter of last year. And in addition, our life agents remain very successful selling the fixed annuity product, which has offset the decline in the variable annuity sales. Sales of these fixed annuities nearly tripled from the year ago quarter to $151 million.

                  Now moving on to consumer lending. Our consumer lending business had an excellent quarter. Spreads were up, earnings were up, and credit quality remained steady. Operating earnings increased 12% to $66 million, reflecting the growth and average receivables, a wider interest spread, and excellent expense management. Return on equity was 18.4%, improved from 17.5% in the first quarter of last year. Average finance receivables were up 6% from the first quarter of last year reflecting loans originated and purchased over the past 12 months. New volume in the quarter approached $1.8 billion, including $244 million of loans purchased, almost all of which were secured by real estate. We ended the quarter with receivables of $11.8 billion. While internal application volume continues to grow in line with our expectations, we have not and will not sacrifice credit quality for growth. The finance margin improved over 30 basis points from the first quarter of last year, reflecting both a higher portfolio yield and lower short-term borrowing costs. We anticipate additional benefits as short-term interest rates decline. We continue to improve the efficiency of our operations as we benefit from a higher proportion of our loans in the real estate product as well as keeping a close eye on how we spend money. Operating expenses declined 2% from the year ago quarter and the expense ratio improved by 35 basis points to 4.22% - among the lowest in the industry.

                  We were also very pleased that our credit quality remained steady, reflecting the defensive nature of our portfolio. Nearly two-thirds of the receivables are secured by real estate and we have a first lien position on over 80% of these loans. In addition, the average loan to value of the real estate portfolio is 78%, a very conservative level, and over 80% of the non-real estate portfolio is secured by autos or household goods. Credit quality measures demonstrate the results of our lending strategy and approach to risk management. The charge-off ratio was basically unchanged from the fourth quarter level at 2.05% and the delinquency ratio actually improved 15 basis points to 3.26%. And we continue to maintain the allowance for credit losses at a conservative 3.29% of receivables or 1.6 times annual charge-offs, levels that compare favorably to our peers.

                  Let me give you a little update on the merger. Before I conclude, I do want to take a moment to touch on the status of our agreement with Prudential and our discussions with AIG. Our March 11th merger agreement with Prudential remains in effect. However, we are currently in active discussions with AIG and our board of directors will consider the terms of the offer. At this point, we cannot predict what the outcome of these discussions will be or when we will be in a position to take any further actions. Understandably, we cannot make any further comments at this time on the status of the transaction with Prudential and the discussions with AIG. Please be assured that we will continue to act in the best interest of our shareholders; therefore - and I want to repeat - during the question and answer session, we will not be able to address any questions on these issues. I appreciate your patience and understanding on this matter and will continue to update you as developments occur.

                  Before I do open it to questions, however, I would like to say again, how pleased we are with our excellent results in the first quarter. Our success in building market leading, sustainable franchises across all of our businesses has enabled American General to produce consistently superior results and create long-term value per shareholders. I would like to thank all of you for your interest in and support of American General and now I would like to open the call for your questions.

Operator:         Thank you. And ladies and gentlemen, as a reminder, if
                  you do have a question, please press the one on your touch tone phone.

                  And our first question comes from David Lewis of Robinson Humphrey. Please, go ahead.

David Lewis:      Good morning, Bob. I've got two quick questions for you.
                  First, what's the impact of the merger between First
                  Union and Wachovia? Are you doing any business with Wachovia now and would that be an add-on for fixed annuity sales?

Bob Devlin:       I'll let John answer that, but we certainly think it's a
                  positive.

John Graf:        Hi, David. We got calls from First Union rate at the time
                  that they did the deal. We don't do a lot of business with Wachovia right now, so it represents upside.
                  Traditionally, Wachovia has been not as much of a middle market retail bank as First Union. So, I wouldn't just translate the assets and model the number up, but I do think it will be net additive.

David Lewis:      Okay. I think Bob indicated, while I've got you, John,
                  that you added - I don't have it here in front of me - a number of new bank relationships, you know, with the consolidation in the industry and everything else. Is it becoming easier to get into the door or are your merger discussions slowing down the process?

John Graf:        No. You know, we've been through that now, as you know,
                  David, for the last six or seven years and we have tended to be a net benefactor. Our greatest example, which we always use, is the fact that American General Life has a proprietary variable annuity with Great West and American
                  General Annuity has a proprietary fixed at Home Savings, both of which were purchased by Washington Mutual, and they effectively upstreamed both into the system wide proprietary. The model tends to work better with bigger institutions that have a real desire to be involved in the asset management.

David Lewis:      Is anybody trying to put any pricing pressures on you at
                  First Union or any other larger players to try to keep a little more of the goodies?

John Graf:        Oh, yeah. They're always looking. What we get into now is
                  - it's interesting. They're trying to find ways to sell more. You know, they've kind of gotten around to the idea that if they try to slice the pie up too small, it ends up hurting everybody, specifically the customer. So, as they've matured in the business and as we've worked together more and more, what they realize is the real way to do it is to make sure that they expand their market share penetration and not necessarily try and squeeze more out of the grape.

David Lewis:      Right. Thanks very much. And, Bob, can you
                  comment on the estate tax repeal, what you're hearing out of Washington and whether - and maybe Rod could even comment - whether it's having any impact on delaying life insurance sales?

Rod Martin:       David, this is Rod speaking. We are not experiencing any
                  delays at this point in life insurance sales. If it's a prolonged event, I suppose that could happen, but we haven't seen that in the first quarter. And, in fact, our first quarter numbers from our apple of channels are one of the key drivers in our sales and certainly continue to include some planning for and around the estate tax issue. It will be undoubtedly a variety of iterations before this is finally settled. We don't know what the final outcome will be, but at this point in time, it's been a net positive.

David Lewis:      And are you working on any new product in the event that
                  they do increase the exemption at least somewhere to 2 to $4 million that might provide some different twists to cover lack of a stepped up cost?

Rod Martin:       David, our focus candidly hasn't been even in the past in
                  the $2 to $4 million range. A typical customer for us has been more in the $5 to $15 million range and those people are still going to need all of the planning from a multi-disciplined planning approach that they've needed in the past. A $2 to $4 million category is something that just candidly hasn't been a part of our approach.
                  And I think you'll see that reflected in our average premium. Our average premium for that kind of sale from our affluent channels continues to be in the 50 plus million dollar range for Universal Life.

Bob Devlin:       50,000.

Rod Martin:       I'm sorry, $50,000 range in Universal Life.

David Lewis:      Great.  That's a good point.  Thanks very much.

Bob Devlin:       Thank you, David.

Operator:         Our next question comes from Gloria Trend of Blackhorn
                  Investments. Please, go ahead.

Gloria Trend:     I didn't have a question.

Operator:         Thank you.  We'll move on to Vanessa Wilson of Deutsche Banc.

Vanessa Wilson:   Hi.  Good morning.

Bob Devlin:       How are you, Vanessa?

Vanessa Wilson:   How are you, Bob?

Bob Devlin:       Great.

Vanessa Wilson:   First of all, I wanted to say congratulations on a very
                  solid quarter and I wanted just to basically express to you that I hope for you and all your employees, whatever direction American General takes from here, that, you know, we all wish you every continued success.

Bob Devlin:       Well, thank you very much, and as you know and as I said
                  in a number of occasions, number one are our shareholders.

Vanessa Wilson:   And, Bob, I guess just to focus on your annuity business,
                  which really had a very nice result this quarter, two areas there - and I want to be sure I'm looking at the numbers correctly. Does the level of equity committed to that business increase this quarter, and if so, was that necessary because of the strong sales? And then, secondly, if we could just walk through how the DAC was affected by the market fluctuations and the solid sales results by the numbers that are trending on the DAC line the way they are.

Bob Devlin:       Okay. Nick, you have that handy; otherwise, we can get
                  back to you, Vanessa.

Vanessa Wilson:   Okay.

Nick Rasmussen:   The level of equity in the business did increase, but
                  it's largely just a function of the growth in the business. There's no incremental growth there, Vanessa, that doesn't reflect the growth of the business.

Vanessa Wilson:   Okay. It just looks like a big jump from year end. It was
                  a $400 million swing and that's about a 10% increase just from year end.

Nick Rasmussen:   Yeah. Of course, now what that reflects a little bit is
                  this movement from the variable product back into the fixed product that has, you know, about five times as much equity requirement as a variable product.

Vanessa Wilson:   Okay. Okay. That makes sense. And so that would make your
                  margins go up a little bit as well.

Nick Rasmussen:   Of course.

Vanessa Wilson:   Okay.

Bob Devlin:       And the second one? You want to repeat that second one?

Vanessa Wilson:   The DAC, just the DAC line. Are you collapsing things
                  together in that line? And just so we could have a sense of why it looked the way it looked this quarter. I mean, it does kind of look like your numbers are a little more conservative this quarter, but I just wanted to understand what's driving that trend.

Nick Rasmussen:   We're following the consistent policy that we always
                  have, Vanessa. There's nothing unusual in that DAC number.

Vanessa Wilson:   Okay.  Thanks so much.

Bob Devlin:       Okay.  Thanks, Vanessa.

Operator:         And the next question comes from Andrew Kligerman of Bear
                  Stearns. Please, go ahead.

Andrew Kligerman: Yes. Good morning. Two questions. First, on the consumer finance front, it certainly did look like you posted some quite solid numbers. Could you - could maybe Rick give a brief outlook on where he sees the competitive landscape and the ability to continue to post solid numbers?

Rick Geissinger:  Sure. Well, I think growth was a little - the volume was good, but part of what we found was during the course of the quarter is that our turndown rates on applications was higher than it had been in the previous quarter by about 4% to 5%. But applications were good. Credit quality, I'm very pleased with. There's an improvement in delinquency, which I'm very pleased with. It's at 3.26. We will have a benefit from the lower funding cost as we go through the rest of the year. And so it's an issue as always with managing the whole P&L and I'm confident that we'll meet our earnings targets for the year of 10 to 12% growth at least.

Andrew Kligerman: So, Rick, you don't see the economy or any new competition coming in that scares you at all?

Rick Geissinger:  Well, the economy - there are risks in the economy as we all well know, but at the same time, our margin is improving. If you saw that our yields were up in the first quarter, and that's the result of a number of pricing strategies we implemented during the course of the last eight months or so of last year when we were in a different interest rate environment. So, I don't particularly see any new competitive threats than what we had. And it's interesting also that, you know, this time of the year, it's usually slower for bulk purchases, but our pipeline right now has well in excess of $2 billion in it, which is a lot higher than it normally is at this time of the year. I'll quickly say that I think about two-thirds, three quarters of that has a fairly low probability of happening for us, but there's a lot of business out there as a result of the environment we're in.

Andrew Kligerman: Interesting. And then just, you know, from the accounting standpoint in the life business, I guess earlier it was asked about the deferred acquisition cost amortization. Maybe, Nick, could you give us a sense of how much the slower amortization helped earnings in the quarter and how it might help future earnings?

Nick Rasmussen:   Sure. And let me just go back because I think you have to
                  and we have to continue to remind you of the context in which the amortization of the DAC asset is taken. And over - as you know, we are taking and have taken over the past several years a very active approach to managing that inforce book of business. As an example, expenses - which you go back to maybe the second quarter of 1998, expenses during - and I go back there because there have been no acquisitions and you were on apples and apples basis since that date. Expenses have declined from $182 million to $161 million while the business has been expanding. Similarly, over last year, as Bob mentioned earlier, the fixed investment spread has been widened.
                  We've managed that, increased that spread from 221 basis points to 229 basis points. And occasionally there will be an adjustment for the mortality or cost of insurance charge, which played into the numbers this quarter. So, that's the background. I mean, we're continually managing the inforce block of business that requires a reassessment periodically of the future margins on the business and you adjust your DAC amortization accordingly. Having said that, some of the bottom line impact, if you look at the last nine quarters of our income statement, the commission's net of DAC, which is a number that we've pointed you to over history, has averaged 150 - has been in the range largely of 150 to 170 million per quarter with the average being about 160, right in the middle of that range. The impact - and there was a positive impact of unlocking in the quarter - was about the difference in the quarter - we were at the low end of that range so that the impact has been about $10 to $11 million pre-taxed, the difference between the low end of the range where we were in the quarter and sort of the average for the period.

Andrew Kligerman: Very helpful, Nick. Thanks very much.

Bob Devlin:       Okay.  Thank you.

Operator:         Thank you. The next question comes from Ed Spehar of
                  Merrill Lynch. Please, go ahead.

Ed Spehar:        Good morning, everyone.

Bob Devlin:       Good morning, Ed.

Ed Spehar:        A couple of questions. I guess, first of all, Rod, on the
                  issue of estate tax reform, if the typical customer is I think you said a $5 to $15 million net worth, wouldn't the type of exemption increase that we're talking about be significant? I guess that's the first question. And then, secondly, I was wondering, John, if you could give us any more color on the fixed annuity sales performance this quarter, which was surprisingly strong. I'm wanting just a little bit of a breakdown if there was anything in there that you would consider unusual or non-recurring or maybe new stores versus same stores, anything along those lines. Thanks.

Rod Martin:       Ed, good morning. The reason for the purchase of survivor
                  business in estate planning is not only to pay estate taxes. Many of these estates are liquid in nature, family businesses or small corporations, and it's a very effective tool for liquidity purposes in transferring assets that are important to that family or that trust.
                  It's not a big part of our business in total, as you well know. We'll do over a billion dollars in life insurance this year, which represents well less than 5% of our total. And as proposed, this is phased in over a ten-year period of time. What they haven't got to yet in Congress is, if it goes away, where's the revenue going to come from? And at least in the last bill proposed, the taxes that were going to be proposed taxes would have created potentially more sales opportunities than the estate tax presently does. So, for every door that's closed, typically one that opens up is even greater in opportunity over the last 25 years that I've been at this activity.

John Graf:        Ed, the really gratifying part about the first quarter
                  was not just the number, but, in answer to your question, the fact that it really was an across the board sort of pickup based on the fundamentals that we had talked about
                  I think going back to the fourth quarter last year emerging, which was the steepening of the yield curve from the one year to the ten year in such a dramatic fashion. Again, which one could also argue is it's only maintained itself here during the first quarter. You really did see an across the board pickup. Bruce Abrams and his team at American General Annuity have done a wonderful job over the last year and a half or so continuing to grow the business even in a much more difficult environment. As we've pointed out, quarter over quarter, stores have continued to expand in the form of new bank representatives. I think we've now got close to 34,000 out there, and we said that if the yield curve would steepen, that we would find a great tail wind because of that increase in the fundamental throughput we have in the bank branches now. And that's in effect what happened.

Ed Spehar:        Okay.  Thank you.

Operator:         And next we have Eric Berg of Lehman Brothers. Please, go
                  ahead.

Eric Berg:        Thanks and good morning to everyone. A couple of quick
                  questions. First, in the life insurance area, I certainly heard your comments about production, but I'm hoping we can take it one step further and maybe could - which figure should we be focusing on on your sales exhibit on page 18 of the supplement that, you know, speaks to the strengths? And then a similar question for I suppose that's Rod. And then separately with respect to Rick's division, what would you think the outlook is for receivables growth over the next couple of years? You've indicated that your turndown rate has been increasing. On the other hand, you're saying that you have a very large pipeline now for purchased loans, but you went on to say
                  - I think you said that it's unclear really how many of these loans you will succeed in buying. It seems there are lots of cross currents, good year over year growth, but relatively modest growth since last June. Rick, where do we go from here in terms of receivable growth?

Bob Devlin:       Eric, let me just answer your first one. I think what you
                  should be focusing on is just what we said.

Eric Berg:        Okay.

Bob Devlin:       We had an excellent first quarter, a 15% increase by our
                  independent distribution channels. By design, we are slowing the growth in our career operation. We have also discontinued selling some unprofitable products in that line where we're going to have and have experienced a decrease in revenue. Conversely though, sales of fixed annuities had nearly tripled from a year ago in that channel to $151 million and in the areas that Rod just touched upon answering the other question, that in the sale of Universal Life and Variable products, we've had 25% and 33% growth respectively over the first quarter of last year. So, I think your focus on what we've been telling you is that as we move forward and shift our business to where more and more of it is coming from the independent channel.

Eric Berg:        Thank you.  That's helpful.

Rod Martin:       Eric, let me add one other thing to what Bob said.
                  Through the independent channel, we've been talking about growth in the 15+% range on a consistent basis. And I think this quarter, as Bob just pointed out, clearly reflects that. In addition, because many of you have asked, we've broken out periodic sales, which is clearly a recurring premium driver. That was up period over period, this quarter 46%, supported by strong growth in Universal Life sales and variable, as Bob talked about.
                  And I point out, we reduced our crediting rate in the quarter twice on our fixed Universal Life sales and yet had among the highest sales in our history. And I think our story and the execution of that built around the independent platform, which is 85% to 88% of what we're doing is very much delivering on promises made.

Eric Berg:        Very good, Rod.

Rick Geissinger:  On the consumer finance questions, Eric, let me say that after the first quarter, we're very strong. They were up about 8%. And the guidance that we've given you all in the past is that we can grow internally in the 5% to 8% range on average over time and that we would add to that with acquisitions and strategic alliances and bulk purchases such that we can get it into the 10% to 12% range. I'm still confident of that. Our turndown ratio was up, as I mentioned, but that's because we're maintaining credit discipline and we will not compromise that as Bob said in the opening comment. The bulk pipeline is very strong. There are a number of large deals in there, but as I said, the probability of some of them is low, but on the other hand, it's running well in excess of $2 billion in the pipeline. We also won a deal yesterday for $105 million that will be closed shortly. And April volume internally generated out of the branches is very strong. So, the guidance I give you on average over time is the same as in the past with regard to growth.

Eric Berg:        Thank you.

Bob Devlin:       Thank you.

Operator:         The next question comes from John Hall of Prudential
                  Securities.

John Hall:        Good morning.

Bob Devlin:       Good morning, John.

John Hall:        Bob, I was wondering if you could characterize the fixed
                  annuity sales momentum as it developed through the quarter, I guess on a month by month sort of basis, and give us a flash as to whether there's any indication about if that sales momentum continued in April. And also going on the annuity vein, I was just wondering given the strength of the marketplace out there and the demand for fixed annuities, how easy is it for an opportunistic new entrant to kind of burn into your market share?

John Graf:        Hey, John. This is John Graf. I would say that as we've
                  entered into the second quarter, that our expectations would be that so far in the quarter, we've exceeded any of our monthly rates of growth in the first quarter. So, when you look at January, February, March versus what we're seeing in April, we feel very, very confident that the momentum is a precursor that you see here for first quarter of what we'll see in the second quarter, at least quarter to date. On the second quarter - and one would intuit that from not only what's continued to happen to the yield curve but also the continued expansion of our distribution relationship. The second question I think is an excellent question and it really speaks to the model that we use, which is our whole proprietary model. We have on purpose created what amounts to a very de-commoditized structure with each of our bank partnerships that make it exceptionally difficult for a new entrant to simply jump in and out in a favorable market environment. We now have as many as three different product structures in virtually all of our large accounts that account for different yield curve environments - flat, inverted, steep - because of what we've developed over the last six or seven years through that operation. And not only do we now have the benefit of taking advantage of this opportunity structurally now because of the multiple product structures in those proprietary relationships, it's virtually impossible for somebody to jump in with a quick retail product structure, license 4,000 people, and somehow take the upside of a favorable interest rate environment. So, it's very decommoditized and they are real barrier centric.

Bob Devlin:       Great. Thanks. And I would even further state that John
                  and Bruce Abrams are doing an excellent job in selecting the new banks. As we said, during the first quarter, we added 26 banks. And I say "selected" because we've had inquiries from banks where they want us to come out to set this up and for one reason or other, we have declined to do that with every bank that gives us an inquiry. So, we have the model, and although others look at it and can see it, as we all know, it's about 99% in the execution and John and his people are continuing to execute in a top flight and excellent way.

John Hall:        Great. And I - just as a quick follow up, Bob have you
                  changed your thoughts vis-a-vis the guidance that you provided at the end of the fourth quarter with the lower end of the 12% to 14% earnings growth range?

Bob Devlin:       No. In fact, I, you know, mentioned in my comments that
                  we're still in that range and that's based on, you know, internal growth, our share repurchase and market conditions. Obviously, the market conditions are something that we have no control over and do have an impact. As we said, the first quarter results were done with a reduction and the separate accounts of almost $4 billion. That gets back to, you know, what we've talked about all along is our balanced mix of businesses where we pick up some in this environment in the fixed side as well as in the consumer finance side, although we may, you know, lose on the equity side. But certainly, any, you know, significant swings one way or the other will have that impact, but I think you can ascertain from the momentum in sales that we had in the first quarter. And we talk about, you know, those three areas that we focus on effective distribution, which means more market share obviously during the first quarter. Based on results of some of the others in the industry we've seen, we're increasing our market share. Number two, internally efficient operations across the board and from corporate operations, we've had a decrease in our operating costs.
                  And then, number three, we continue to be an efficient use of our capital hitting right on our target of 60%, 25%, and 15%.

John Hall:        Great.  Thank you, and good luck going forward.

Bob Devlin:       Thank you.

Operator:         Our next question comes from Nancy Benacci of McDonald
                  Investments. Please, go ahead.

Nancy Benacci:    Should in terms of the asset accumulation factor and just
                  in terms based on the fact that you indicated in the first quarter last year, you had the City of San Diego and not a lot of large cases, this quarter which we know they're lumpy in terms of how they come in, just wondering if there's any update on discussions with any particular state, cities, or government areas that you can comment on. And also, since March 11th, have you found any kind of concerns from some of those ongoing discussions just because of the uncertainty?

John Graf:        I can't comment on the latter one, obviously, Nancy,
                  again just to be strictly adhering to the policy.

Nancy Benacci:    Sure.  That's fine.

John Graf:        But on the first point, just to give you a general idea,
                  cases won in the first quarter does indicate that they obviously have various time lines on them, but in terms of when we started, but in terms of what we've been notified on, cases including store Montvale Hospital, St.
                  Joe's Medical Research, City of Lowell - there's all kinds of different ones, but it adds up to about 6,200 employees, about half of which will be the exclusive provider on. In terms of pipeline stuff that's going on right now, again these are not ones that we are actually
                  - you know, have been notified on, but stuff in the pipeline, about another 650,000 employees of cases in the pipeline including City of Jersey City, Orange County,
                  St. Luke's Episcopal Healthcare - obviously, we talk about Florida a lot, which is a big piece of that - but you know, still very robust activity includes pipeline.
                  But you are exactly right. It tends to be very lumpy as to when it comes in. It's one of the reasons we pointed out that on the slow premium, the real gratifying there is it's a reduction in affluent withdrawals and flow cessation coupled with the continued sales on the slow side, but we are actually up 9% on flow premium.

Nancy Benacci:    John, I'm wondering why with the difficult equity market
                  in the fourth quarter and to the first quarter, have you seen that slow down in any of the discussions at all through any of these accounts and things that you've mentioned?

John Graf:        No. You know, they tend not to be market timing type
                  decisions. You know, they tend to be structural decisions about planned design either driven by fiduciary's needs for periodic review, contract renewals and/or, you know, sort of structural changes in the account through acquisition or consolidation. So, the pipelines that we see are not so much that we've got a problem. There's a couple of cases out there, you know, that have a particular provider that, you know, had some troubles, but generally, it's a structural demand based on contract renewals and circumstantially driven perhaps by a consolidation where a hospital might be buying and consolidating plans.

Nancy Benacci:    Great.  Thanks for the clarification.

Bob Devlin:       All right.

Operator:         Thank you. And we have no further questions at this time.
                  Please, continue.

Bob Devlin:       Okay. Well, thank you very much. We appreciate you
                  participating and we'll look forward to keeping you informed as time goes on. Again, thanks very much. Look forward to seeing you all. Bye.

Operator:         Ladies and gentlemen, that does conclude our conference.
                  Thank you for your participation and thank you for using
                  AT&T Executive TeleConference. You may now disconnect.